Exhibit 99.1

For Immediate Release
TSX: BXE

BELLATRIX EXPLORATION TO PRESENT AT CANACCORD GENUITY
GLOBAL RESOURCE CONFERENCE

Calgary, Alberta, September 13, 2012. Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces that Raymond G. Smith, President and CEO, Brent Eshleman, Executive Vice President and Russell Oicle, Vice President Exploration will be presenting at the Canaccord Genuity Global Resource Conference being held October 16 to 18, 2012 in Miami Beach, Florida.

In early October, Bellatrix will be presenting to shareholders and potential investors in Toronto, Montreal and New York City.

A copy of the Company’s updated presentation is available on the Bellatrix Exploration website at http://www.bellatrixexp.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072